UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____ )*

ION MEDIA NETWORKS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

46205A103
(CUSIP Number)

Matthew B. Hinerfeld Citadel Investment Group, L.L.C. 131 S. Dearborn Street, 32nd Floor Chicago, Illinois 60603 (312) 395-3167
(Name, address and telephone numbers of person authorized to receive notices and communications)

January 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46205A103	Page 2 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CIG Media LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,167[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,167[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[2]
14	TYPE OF REPORTING PERSON OO

______________
1.
Includes 163,960 shares of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc. (the “Company”) that would be issued upon conversion of 262.33603 shares of the Company’s 9-3/4% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

Based on information reported by NBC Palm Beach Investment I, Inc. (“NBC Palm Beach I”), NBC Palm Beach Investment II, Inc. (“NBC Palm Beach II”), NBC Universal, Inc. (collectively, the “NBCU Entities”), National Broadcasting Company Holding, Inc. and General Electric Company  in Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on January 18, 2007, NBC Palm Beach I holds 60,607 shares of 11% Series B Convertible Exchangeable Preferred Stock (“Series B Preferred Stock”) convertible into 303,035,000 shares of Class A Common Stock and NBC Palm Beach II has the right (the “Call Right”) to purchase 15,455,062 shares of Class A Common Stock which equals beneficial ownership by the NBCU Entities of 318,490,062 shares of Class A Common Stock after giving effect to conversion of the Series B Preferred Stock and exercise of the Call Right.

If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the arrangements described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own 321,378,229 shares of Class A Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Series B Preferred Stock and the Call Right owned by the NBCU Entities.

2.
The denominator used in calculating this percentage is 65,205,273, which is the sum of (i) 65,041,313 outstanding shares of Class A Common Stock, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006, and (ii) 163,960 shares of Class A Common Stock that would be issued upon conversion of the 262.33603 shares of the Company’s
9-3/4% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons. If the Reporting Persons and the NBCU Entities were deemed to be a group by virtue of the arrangements described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 83.8% of the Class A Common Stock of the Company.

CUSIP No. 46205A103	Page 3 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,167[3]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,167[3]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[4]
14	TYPE OF REPORTING PERSON PN; IA
______________
3.	See footnote 1 above.

4.	See footnote 2 above.

CUSIP No. 46205A103	Page 4 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Citadel Investment Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,167[5]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,167[5]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%[6]
14	TYPE OF REPORTING PERSON OO; HC
______________
5.	See footnote 1 above.

6.	See footnote 2 above.

CUSIP No. 46205A103	Page 5 of 26

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kenneth Griffin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,888,167[7]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,888,167[7]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%%[8]
14	TYPE OF REPORTING PERSON IN; HC
______________
7.	See footnote 1 above.

8.	See footnote 2 above.

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Class A common stock, par value $0.001 per share (“Class A Common Stock”), of ION Media Networks, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 601 Clearwater Park Road, West Palm Beach, FL 33401.

ITEM 2. Identity and Background.

(a) - (c) and (f). The persons filing this Schedule 13D are CIG Media LLC, a Delaware limited liability company (“CM”), Citadel Limited Partnership, an Illinois limited partnership (“CLP”), Citadel Investment Group, L.L.C., a Delaware limited liability company (“CIG”) and Kenneth Griffin, a natural person (“Griffin,” and together with CM, CLP and CIG, the “Reporting Persons”).

CM is the direct owner of the securities of the Issuer reported herein as beneficially owned by each of the Reporting Persons. CM is principally engaged in the business of holding the securities of the Issuer. Citadel Wellington LLC, a Delaware limited liability company, and Citadel Kensington Global Strategies Fund Ltd., a Bermuda company, collectively own 100% of the equity of CM, but do not have any control over the voting or disposition of securities held by CM.

CLP provides investment advisory services to investment funds. CLP is the non-member manager of CM and, in such capacity, makes all of the investment decisions for CM.

CIG provides administrative and management services to its affiliated entities. CIG is the general partner of CLP. Griffin, who is the sole executive officer of CIG, is the President and Chief Executive Officer of CIG and owns a controlling interest in CIG. Griffin is a United States citizen.

For each of the Reporting Persons, the principal business address, which also serves as the principal office, is 131 S. Dearborn Street, 32nd Floor, Chicago, Illinois 60603.

(d) - (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings or has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 26, 2007, a copy of which is attached hereto as Exhibit 99.1.

ITEM 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 2,724,207 shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons is $1,280,377. Such shares of Class A Common Stock were acquired by CM from affiliates of CM with working capital. Such affiliates had acquired shares of Class A Common Stock from time to time in open market transactions with working capital and/or from borrowings or secured financing transactions. Any financing transactions involving the shares of Class A Common Stock or other securities of the Issuer were effected in the ordinary course of business with prime brokers or other unaffiliated financial institutions, in accordance with applicable federal margin regulations, stock exchange rules and the lenders’ credit policies. As of the date hereof, the Class A Common Stock and all other securities of the Issuer beneficially owned by the Reporting Persons are held in fully paid accounts and are not subject to any of the financing arrangements described above.

ITEM 4. Purpose of Transaction.

On January 17, 2007, NBC Universal, Inc. (together with its affiliates, “NBCU”) and Citadel Limited Partnership (together with its affiliates, “CLP”) entered into a Letter of Intent (the “Letter of Intent”), pursuant to which NBCU agreed to work together and negotiate exclusively with CLP between January 17, 2007 and May 7, 2007 (the “Exclusivity Period”) with respect to a potential transaction involving the Issuer (the “Proposed Transaction”). If the board of directors of the Issuer (the “Board”) does not approve the Proposed Transaction by March 31, 2007, NBCU will have a right to terminate the Exclusivity Period with respect to NBCU and its representatives. In the event NBCU exercises its termination right, the Exclusivity Period will no longer be applicable to CLP and CLP will have a right of first refusal, until May 7, 2007, regarding any transaction NBCU or its affiliates intend to enter into with respect to the securities of the Issuer that NBCU and its affiliates currently own. The Letter of Intent also includes certain proposed non-binding terms (the “Term Sheet”) of the Proposed Transaction. This description of the Letter of Intent is not complete and is subject to the terms of the Letter of Intent. A copy of the Letter of Intent is listed as Exhibit 99.2 and incorporated herein by reference.

On January 17, 2007, NBCU and CLP submitted a letter (the “Letter”) to the Board (i) proposing the Proposed Transaction set forth in the Term Sheet and (ii) informing the Board that NBCU will propose CM as the permitted transferee pursuant to the Call Agreement, dated as of November 7, 2005 (the “Call Agreement”), by and among NBC Palm Beach Investment II, Inc. (“NBC Palm Beach II”), Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc (collectively, the “Paxson Stockholders”). This description of the Letter is not complete and is subject to the terms of the Letter. A copy of the Letter is listed as Exhibit 99.3 and incorporated herein by reference.

The Call Agreement gives NBC Palm Beach II (or its permitted transferee) the right (the “Call Right”) to purchase, in whole but not in part, (i) 8,311,639 shares of Class B common stock, par value $0.001 per share (“Class B Common Stock”), and (ii) 15,455,062 shares of Class A Common Stock owned and held by the Paxson Stockholders (and any other shares received by the Paxson Stockholders as a result of a stock dividend, stock split, merger, recapitalization, combination or other transaction involving the Issuer) (collectively, the “Call Shares”). The Call Right is exercisable at a price of $0.29 per share of Class B Common Stock and $0.25 per share of Class A Common Stock and expires on the earlier of 11:59 p.m. Eastern Time on May 6, 2007 or 75 days after consummation of an early tender offer, subject to certain exceptions. Under the Call Agreement, NBC Palm Beach II may transfer the Call Right to a permitted transferee who meets the requirements specified in the Call Agreement and is approved by the Board in the reasonable exercise of its business judgment. If the Call Agreement were transferred to CM, effective upon such transfer, CM would be required to commence a cash tender offer (the “Tender Offer”) for all of the outstanding shares of Class A Common Stock. As of January 17, 2007, the Tender Offer price would have been $1.41 per share, which increases at a rate per annum equal to 10% through the date of the commencement of the Tender Offer. In the Call Agreement, the Paxson Stockholders acknowledged that they would be unable to tender their Call Shares in the Tender Offer. The above description of the Call Agreement is not complete and is subject to the terms of the Call Agreement. A copy of the Call Agreement is listed as Exhibit 99.4 and incorporated herein by reference.

In addition, pursuant to the Escrow Agreement, dated November 7, 2005 (the "Escrow Agreement”), among NBC Universal, Inc. (“NBC”), the Paxson Stockholders and The Bank of New York, NBC placed in escrow $3,863,765.50, the exercise price of the Call Right with respect to 15,455,062 shares of Class A Common Stock, and the Paxson Stockholders deposited all such shares of Class A Common Stock into escrow. This description of the Escrow Agreement is not complete and is subject to the terms of the Escrow Agreement. A copy of the Escrow Agreement is listed as Exhibit 99.5 and incorporated herein by reference.

On January 23, 2007, representatives of CLP and NBCU, together with their respective advisors, met with the Board and its advisors to discuss the terms of the Proposed Transaction.

Each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price of the Class A Common Stock or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed by applicable law or contract, to (i) purchase additional shares of Class A Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Class A Common Stock or other securities of the Issuer beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Class A Common Stock or other securities of the Issuer owned by such Reporting Persons.

Except as set forth herein, in Item 6 and in the exhibits hereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.

ITEM 5. Interests in Securities of the Issuer.

(a)	Number of	Percentage
	Shares	of Shares

	2,888,167[9]	4.4%[10]

As a result of the Letter of Intent and the Letter described in Item 4, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is a beneficial owner of any shares of equity securities owned by NBCU  for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b)	Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,888,167[11]
______________________
9.
Includes 163,960 shares of Class A Common Stock of the Issuer that would be issued upon conversion of 262.33603 shares of the Issuer's
9-3/4% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons.

Based on information reported by NBCU in Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on January 18, 2007, NBC Palm Beach I holds 60,607 shares of 11% Series B Convertible Exchangeable Preferred Stock ("Series B Preferred Stock") convertible into 303,035,000 shares of Class A Common Stock and NBC Palm Beach II has the Call Right to purchase 15,455,062 shares of Class A Common Stock which equals beneficial ownership by NBCU of 318,490,062 shares of Class A Common Stock after giving effect to conversion of the Series B Preferred Stock and exercise of the Call Right.

If the Reporting Persons and NBCU were deemed to be a group by virtue of the arrangements described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own 321,378,229 shares of Class A Common Stock. However, the Reporting Persons expressly disclaim beneficial ownership of the shares of Series B Preferred Stock and the Call Right owned by NBCU.

10.
The denominator used in calculating this percentage is 65,205,273, which is the sum of (i) 65,041,313 outstanding shares of Class A Common Stock, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006, and (ii) 163,960 shares of Class A Common Stock that would be issued upon conversion of the 262.33603 shares of the Issuer's 9-3/4% Series A Convertible Preferred Stock beneficially owned by the Reporting Persons. If the Reporting Persons and NBCU were deemed to be a group by virtue of the arrangements described in Item 4 of this Schedule 13D, the Reporting Persons would be deemed to beneficially own approximately 83.8% of the Class A Common Stock of the Issuer.

11.	See footnote 9 above.

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,888,16712

The power to vote or to direct the vote or to dispose or direct the disposition of the 2,888,167 shares of the Class A Common Stock reported herein is shared among the Reporting Persons.

As a result of the Letter of Intent and the Letter described in Item 4, NBCU and the Reporting Persons may be deemed to be a group for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons has the sole or shared power to vote or direct the vote or dispose or direct the disposition of any shares of equity securities owned by NBCU for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such sole or shared power to vote or direct the vote or dispose or direct the disposition of such shares of equity securities is expressly disclaimed.

(c)  On January 11, 2007, CM acquired 2,724,407 shares of Class A Common Stock from affiliates of CM at $0.47 per share. On January 14, 2007, CM sold 200 shares of Class A Common Stock to an affiliate of CM at $0.47 per share. From time to time during the past 60 days, affiliates and the Reporting Persons entered into secured financing transactions involving securities of the Issuer as more fully described in Item 3 hereof.

    The table attached hereto as Schedule A sets forth the transactions effected by an affiliate of the Reporting Persons in its capacity as a market maker in shares of Class A Common Stock of the Issuer during the past 60 days.

(d) The matters set forth in the second paragraph of Item 2 are incorporated into this Item 5(d) by reference as if fully set forth herein.

(e) Not applicable.

ITEM 6. Contract, Arrangement, Understandings or Relationship with Respect to Securities of the Issuer.

The matters set forth in Item 4 are incorporated into this Item 6 by reference as if fully set forth herein.

The Reporting Persons may, from time to time, enter into and terminate cash-settled equity swaps or other similar over-the-counter derivative contracts with one or more unaffiliated financial institution counterparties that are based upon the value of Class A Common Stock of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Class A Common Stock, the relative value of Class A Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Class A Common Stock may be included, or a combination of any of the foregoing.

In addition to the Class A Common Stock reported as beneficially owned by the Reporting Persons in Item 5 above, the Reporting Persons or affiliates of the Reporting Persons, in the aggregate (directly or through one or more subsidiaries), currently (i) own 9,386.46875 shares of the Issuer’s 14-1/4% Cumulative Junior Exchangeable Preferred Stock, (ii) $6 million in face amount of the Issuer’s Floating Rate Second Priority Senior Secured Notes due 2013 and (iii) have long economic exposure to 3,398,337 shares of Class A Common Stock through derivative contracts entered into with unaffiliated financial institutions. These derivative contracts do not give the Reporting Persons or their affiliates direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons do not beneficially own any securities of the Issuer that may be referenced in such derivative contracts or that may be held from time to time by any counterparties to such contracts.
__________________
12.	See footnote 9 above.

The Reporting Persons may from time to time in the ordinary course of business pledge securities of the Issuer, including shares of Class A Common Stock and 9-3/4% Series A Convertible Preferred Stock, to brokers, banks or other financial institutions as collateral for loans or other obligations of the Reporting Persons pursuant to standard margin, prime brokerage or bank loan agreements. If the Reporting Persons pledge securities of the Issuer as described above and default under the terms of any such agreement with a lender, such lender might have the right to vote and/or dispose of the securities of the Issuer posted as collateral.

Except as described in this Item 6 and Item 4 and the exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of January 26, 2007, by and among CIG Media LLC, Citadel Limited Partnership, Citadel Investment Group, L.L.C. and Kenneth Griffin.

99.2
Letter of Intent, dated January 17, 2007, between NBC Universal, Inc. and Citadel Limited Partnership (filed as Exhibit 20 to Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2007, by NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company).

99.3
Letter, dated January 17, 2007 from NBC Universal, Inc. and Citadel Limited Partnership, addressed to the Board of Directors of ION Media Networks, Inc. (filed as Exhibit 21 to Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2007, by NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company).

99.4
Call Agreement, dated as of November 7, 2005, among NBC Palm Beach Investment II, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (filed as Exhibit 14 to Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2005 by NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company, and incorporated herein by reference).

99.5
Escrow Agreement, dated as of November 7, 2005, among NBC Universal, Inc., Mr. Lowell W. Paxson, Second Crystal Diamond Limited Partnership, Paxson Enterprises, Inc. and The Bank of New York, as the Escrow Agent (filed as Exhibit 17 to Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2005 by NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc., NBC Universal, Inc., National Broadcasting Company Holding, Inc. and General Electric Company, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2007

CIG MEDIA LLC
By: Citadel Limited Partnership,
its Portfolio Manager

By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

CITADEL LIMITED PARTNERSHIP
By: Citadel Investment Group, L.L.C.,
its General Partner

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

KENNETH GRIFFIN

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, attorney-in-fact*

CITADEL INVESTMENT GROUP, L.L.C.

By: /s/ Matthew B. Hinerfeld
Matthew B. Hinerfeld, Managing
Director and Deputy General Counsel

* Matthew B. Hinerfeld is signing on behalf of Kenneth Griffin as attorney-in-fact pursuant to a power of attorney previously filed with the Securities and Exchange Commission on February 4, 2005, and hereby incorporated by reference herein. The power of attorney was filed as an attachment to a filing by Citadel Limited Partnership on Schedule 13G/A for Komag, Incorporated.

SCHEDULE A

Transactions effected by an affiliate of the Reporting Persons in its capacity as a market maker in shares of Class A Common Stock of the Issuer during the past 60 days

Trade Date	Settle Date	Transaction Type	Quantity	Price Per Share ($)

12/19/2006	12/22/2006	Sell Transaction	-27300	0.641905
11/27/2006	11/30/2006	Buy Transaction	2000	0.67
11/27/2006	11/30/2006	Sell Transaction	-100	0.68
11/27/2006	11/30/2006	Sell Transaction	-9900	0.68
11/27/2006	11/30/2006	Sell Transaction	-100	0.68
11/27/2006	11/30/2006	Buy Transaction	9900	0.68
11/27/2006	11/30/2006	Buy Transaction	100	0.68
11/27/2006	11/30/2006	Sell Transaction	-2000	0.67
11/28/2006	12/1/2006	Buy Transaction	500	0.68
11/28/2006	12/1/2006	Sell Transaction	-600	0.68
11/28/2006	12/1/2006	Sell Transaction	-500	0.68
11/28/2006	12/1/2006	Buy Transaction	500	0.68
11/28/2006	12/1/2006	Buy Transaction	1300	0.69
11/28/2006	12/1/2006	Buy Transaction	200	0.69
11/28/2006	12/1/2006	Sell Transaction	-9300	0.68
11/28/2006	12/1/2006	Sell Transaction	-100	0.68
11/28/2006	12/1/2006	Buy Transaction	9400	0.68
11/28/2006	12/1/2006	Sell Transaction	-1300	0.69
11/29/2006	12/4/2006	Sell Transaction	-47500	0.68
11/29/2006	12/4/2006	Sell Transaction	-50000	0.68
11/29/2006	12/4/2006	Sell Transaction	-48400	0.67
11/29/2006	12/4/2006	Buy Transaction	97500	0.68
11/29/2006	12/4/2006	Buy Transaction	48400	0.67
11/30/2006	12/5/2006	Buy Transaction	11700	0.65701
11/30/2006	12/5/2006	Buy Transaction	300	0.65
11/30/2006	12/5/2006	Sell Transaction	-15000	0.67
11/30/2006	12/5/2006	Buy Transaction	2900	0.67
11/30/2006	12/5/2006	Buy Transaction	300	0.67
11/30/2006	12/5/2006	Buy Transaction	3400	0.65
11/30/2006	12/5/2006	Buy Transaction	15000	0.67
11/30/2006	12/5/2006	Sell Transaction	-14900	0.66
12/1/2006	12/6/2006	Buy Transaction	150	0.63
12/1/2006	12/6/2006	Sell Transaction	-150	0.63
12/1/2006	12/6/2006	Buy Transaction	500	0.61
12/1/2006	12/6/2006	Buy Transaction	10000	0.5062
12/1/2006	12/6/2006	Sell Transaction	-100	0.56
12/1/2006	12/6/2006	Sell Transaction	-1600	0.56
12/1/2006	12/6/2006	Sell Transaction	-1100	0.56
12/1/2006	12/6/2006	Sell Transaction	-1000	0.5926
12/1/2006	12/6/2006	Sell Transaction	-2000	0.5786
12/1/2006	12/6/2006	Buy Transaction	3000	0.58
12/1/2006	12/6/2006	Sell Transaction	-300	0.61
12/1/2006	12/6/2006	Sell Transaction	-700	0.61
12/1/2006	12/6/2006	Sell Transaction	-500	0.6
12/1/2006	12/6/2006	Buy Transaction	2000	0.65
12/1/2006	12/6/2006	Buy Transaction	2800	0.56
12/1/2006	12/6/2006	Sell Transaction	-5000	0.608
12/1/2006	12/6/2006	Buy Transaction	800	0.60375
12/1/2006	12/6/2006	Sell Transaction	-10500	0.511143

12/4/2006	12/7/2006	Sell Transaction	-200	0.65
12/4/2006	12/7/2006	Buy Transaction	200	0.65
12/4/2006	12/7/2006	Buy Transaction	200	0.58
12/4/2006	12/7/2006	Buy Transaction	100	0.58
12/4/2006	12/7/2006	Sell Transaction	-10000	0.53
12/4/2006	12/7/2006	Buy Transaction	800	0.58
12/4/2006	12/7/2006	Buy Transaction	100	0.58
12/4/2006	12/7/2006	Buy Transaction	200	0.575
12/4/2006	12/7/2006	Sell Transaction	-100	0.58
12/4/2006	12/7/2006	Buy Transaction	20	0.59
12/4/2006	12/7/2006	Buy Transaction	5000	0.6
12/4/2006	12/7/2006	Buy Transaction	200	0.6
12/4/2006	12/7/2006	Buy Transaction	100	0.56
12/4/2006	12/7/2006	Sell Transaction	-100	0.58
12/4/2006	12/7/2006	Sell Transaction	-5200	0.6
12/4/2006	12/7/2006	Sell Transaction	-20	0.59
12/4/2006	12/7/2006	Buy Transaction	10000	0.53
12/4/2006	12/7/2006	Sell Transaction	-1200	0.58
12/4/2006	12/7/2006	Buy Transaction	3000	0.53
12/5/2006	12/8/2006	Sell Transaction	-2000	0.6
12/5/2006	12/8/2006	Buy Transaction	5200	0.6
12/5/2006	12/8/2006	Sell Transaction	-5200	0.6
12/5/2006	12/8/2006	Buy Transaction	2000	0.6
12/5/2006	12/8/2006	Buy Transaction	5000	0.59
12/5/2006	12/8/2006	Sell Transaction	-9000	0.54
12/5/2006	12/8/2006	Sell Transaction	-3000	0.54
12/5/2006	12/8/2006	Sell Transaction	-10000	0.54
12/5/2006	12/8/2006	Buy Transaction	100	0.54
12/5/2006	12/8/2006	Buy Transaction	100	0.54
12/5/2006	12/8/2006	Sell Transaction	-11100	0.5
12/5/2006	12/8/2006	Sell Transaction	-7900	0.52
12/5/2006	12/8/2006	Sell Transaction	-4000	0.5
12/5/2006	12/8/2006	Sell Transaction	-4900	0.5
12/5/2006	12/8/2006	Sell Transaction	-8900	0.5
12/5/2006	12/8/2006	Sell Transaction	-100	0.5
12/5/2006	12/8/2006	Sell Transaction	-1000	0.5
12/5/2006	12/8/2006	Sell Transaction	-5000	0.53
12/5/2006	12/8/2006	Buy Transaction	37900	0.504168
12/5/2006	12/8/2006	Sell Transaction	-5200	0.588076
12/5/2006	12/8/2006	Buy Transaction	24000	0.537917
12/6/2006	12/11/2006	Buy Transaction	50	0.53
12/6/2006	12/11/2006	Sell Transaction	-50	0.53
12/6/2006	12/11/2006	Sell Transaction	-500	0.52
12/6/2006	12/11/2006	Sell Transaction	-1000	0.5
12/6/2006	12/11/2006	Sell Transaction	-1000	0.5
12/6/2006	12/11/2006	Sell Transaction	-40000	0.5
12/6/2006	12/11/2006	Sell Transaction	-2000	0.5
12/6/2006	12/11/2006	Sell Transaction	-100	0.49
12/6/2006	12/11/2006	Sell Transaction	-4600	0.49
12/6/2006	12/11/2006	Sell Transaction	-4600	0.49
12/6/2006	12/11/2006	Sell Transaction	-45400	0.49
12/6/2006	12/11/2006	Sell Transaction	-88100	0.49
12/6/2006	12/11/2006	Sell Transaction	-4600	0.49
12/6/2006	12/11/2006	Sell Transaction	-2500	0.49
12/6/2006	12/11/2006	Sell Transaction	-100	0.49

12/6/2006	12/11/2006	Sell Transaction	-300	0.49
12/6/2006	12/11/2006	Buy Transaction	200	0.49
12/6/2006	12/11/2006	Buy Transaction	900	0.48
12/6/2006	12/11/2006	Sell Transaction	-3000	0.49
12/6/2006	12/11/2006	Sell Transaction	-300	0.49
12/6/2006	12/11/2006	Sell Transaction	-300	0.49
12/6/2006	12/11/2006	Sell Transaction	-1100	0.49
12/6/2006	12/11/2006	Sell Transaction	-1500	0.49
12/6/2006	12/11/2006	Sell Transaction	-1200	0.49
12/6/2006	12/11/2006	Sell Transaction	-2000	0.47
12/6/2006	12/11/2006	Buy Transaction	100	0.47
12/6/2006	12/11/2006	Buy Transaction	100	0.48
12/6/2006	12/11/2006	Sell Transaction	-100000	0.46
12/6/2006	12/11/2006	Buy Transaction	260200	0.478374
12/6/2006	12/11/2006	Sell Transaction	-200	0.475
12/6/2006	12/11/2006	Buy Transaction	44000	0.5
12/6/2006	12/11/2006	Sell Transaction	-1100	0.481818
12/7/2006	12/12/2006	Buy Transaction	1000	0.48
12/7/2006	12/12/2006	Sell Transaction	-10000	0.48
12/7/2006	12/12/2006	Sell Transaction	-1000	0.48
12/7/2006	12/12/2006	Sell Transaction	-4900	0.48
12/7/2006	12/12/2006	Sell Transaction	-100	0.48
12/7/2006	12/12/2006	Sell Transaction	-10000	0.48
12/7/2006	12/12/2006	Sell Transaction	-1550	0.46
12/7/2006	12/12/2006	Sell Transaction	-8450	0.46
12/7/2006	12/12/2006	Sell Transaction	-880	0.45
12/7/2006	12/12/2006	Sell Transaction	-1000	0.44
12/7/2006	12/12/2006	Buy Transaction	1000	0.44
12/7/2006	12/12/2006	Sell Transaction	-500	0.42
12/7/2006	12/12/2006	Sell Transaction	-1000	0.4
12/7/2006	12/12/2006	Sell Transaction	-700	0.42
12/7/2006	12/12/2006	Sell Transaction	-2000	0.43
12/7/2006	12/12/2006	Sell Transaction	-2000	0.43
12/7/2006	12/12/2006	Sell Transaction	-1000	0.43
12/7/2006	12/12/2006	Sell Transaction	-5000	0.41
12/7/2006	12/12/2006	Sell Transaction	-11900	0.43
12/7/2006	12/12/2006	Sell Transaction	-19900	0.43387
12/7/2006	12/12/2006	Sell Transaction	-20000	0.43
12/7/2006	12/12/2006	Sell Transaction	-14900	0.43174
12/7/2006	12/12/2006	Sell Transaction	-20000	0.43
12/7/2006	12/12/2006	Buy Transaction	2000	0.44
12/7/2006	12/12/2006	Sell Transaction	-500	0.43
12/7/2006	12/12/2006	Sell Transaction	-100	0.43
12/7/2006	12/12/2006	Sell Transaction	-100	0.43
12/7/2006	12/12/2006	Sell Transaction	-2500	0.43
12/7/2006	12/12/2006	Sell Transaction	-100	0.43
12/7/2006	12/12/2006	Sell Transaction	-5000	0.44
12/7/2006	12/12/2006	Buy Transaction	8000	0.44
12/7/2006	12/12/2006	Sell Transaction	-8000	0.44
12/7/2006	12/12/2006	Buy Transaction	5000	0.44
12/7/2006	12/12/2006	Buy Transaction	20600	0.442766
12/7/2006	12/12/2006	Sell Transaction	-4600	0.44
12/7/2006	12/12/2006	Buy Transaction	117400	0.440767
12/8/2006	12/13/2006	Buy Transaction	3000	0.44
12/8/2006	12/13/2006	Buy Transaction	100	0.44

12/8/2006	12/13/2006	Sell Transaction	-2900	0.44
12/8/2006	12/13/2006	Sell Transaction	-200	0.44
12/8/2006	12/13/2006	Buy Transaction	1900	0.44
12/8/2006	12/13/2006	Sell Transaction	-2000	0.4395
12/8/2006	12/13/2006	Sell Transaction	-1000	0.43
12/8/2006	12/13/2006	Buy Transaction	1700	0.44
12/8/2006	12/13/2006	Sell Transaction	-2150	0.43
12/8/2006	12/13/2006	Buy Transaction	200	0.44
12/8/2006	12/13/2006	Buy Transaction	3100	0.44
12/8/2006	12/13/2006	Sell Transaction	-100	0.43
12/8/2006	12/13/2006	Sell Transaction	-9200	0.36
12/8/2006	12/13/2006	Sell Transaction	-700	0.38
12/8/2006	12/13/2006	Sell Transaction	-400	0.39
12/8/2006	12/13/2006	Sell Transaction	-20000	0.4
12/8/2006	12/13/2006	Sell Transaction	-19600	0.4
12/8/2006	12/13/2006	Sell Transaction	-10000	0.4
12/8/2006	12/13/2006	Sell Transaction	-3700	0.4
12/8/2006	12/13/2006	Sell Transaction	-5000	0.4
12/8/2006	12/13/2006	Sell Transaction	-2500	0.36
12/8/2006	12/13/2006	Sell Transaction	-300	0.4
12/8/2006	12/13/2006	Buy Transaction	900	0.403333
12/8/2006	12/13/2006	Buy Transaction	1100	0.414545
12/8/2006	12/13/2006	Buy Transaction	24750	0.399898
12/8/2006	12/13/2006	Buy Transaction	50000	0.39234
12/8/2006	12/13/2006	Sell Transaction	-1700	0.44
12/8/2006	12/13/2006	Sell Transaction	-200	0.44
12/8/2006	12/13/2006	Sell Transaction	-3100	0.44
12/11/2006	12/14/2006	Sell Transaction	-1000	0.4
12/11/2006	12/14/2006	Sell Transaction	-1000	0.4
12/11/2006	12/14/2006	Sell Transaction	-48000	0.4
12/11/2006	12/14/2006	Sell Transaction	-1000	0.4
12/11/2006	12/14/2006	Buy Transaction	17100	0.37123
12/11/2006	12/14/2006	Buy Transaction	400	0.37
12/11/2006	12/14/2006	Buy Transaction	200	0.38
12/11/2006	12/14/2006	Sell Transaction	-2000	0.4
12/11/2006	12/14/2006	Sell Transaction	-1000	0.4
12/11/2006	12/14/2006	Sell Transaction	-7300	0.36
12/11/2006	12/14/2006	Buy Transaction	22000	0.36737
12/11/2006	12/14/2006	Buy Transaction	18300	0.36
12/11/2006	12/14/2006	Sell Transaction	-2000	0.4
12/11/2006	12/14/2006	Sell Transaction	-1000	0.4
12/11/2006	12/14/2006	Sell Transaction	-1750	0.4
12/11/2006	12/14/2006	Buy Transaction	6200	0.4
12/11/2006	12/14/2006	Sell Transaction	-57200	0.366259
12/11/2006	12/14/2006	Buy Transaction	59300	0.395075
12/12/2006	12/15/2006	Sell Transaction	-200	0.4
12/12/2006	12/15/2006	Buy Transaction	84	0.4
12/12/2006	12/15/2006	Sell Transaction	-200	0.4
12/12/2006	12/15/2006	Buy Transaction	100	0.4
12/12/2006	12/15/2006	Sell Transaction	-100	0.4
12/12/2006	12/15/2006	Buy Transaction	200	0.4
12/12/2006	12/15/2006	Buy Transaction	200	0.4
12/12/2006	12/15/2006	Sell Transaction	-2500	0.39
12/12/2006	12/15/2006	Buy Transaction	1000	0.39
12/12/2006	12/15/2006	Sell Transaction	-1000	0.39

12/12/2006	12/15/2006	Sell Transaction	-900	0.39
12/12/2006	12/15/2006	Sell Transaction	-100	0.39
12/12/2006	12/15/2006	Buy Transaction	2500	0.39
12/12/2006	12/15/2006	Buy Transaction	900	0.39
12/13/2006	12/18/2006	Sell Transaction	-400	0.4
12/13/2006	12/18/2006	Buy Transaction	400	0.4
12/13/2006	12/18/2006	Sell Transaction	-1600	0.4
12/13/2006	12/18/2006	Buy Transaction	1600	0.4
12/13/2006	12/18/2006	Buy Transaction	1300	0.42
12/13/2006	12/18/2006	Sell Transaction	-100	0.41
12/13/2006	12/18/2006	Sell Transaction	-100	0.41
12/13/2006	12/18/2006	Sell Transaction	-1300	0.42
12/13/2006	12/18/2006	Sell Transaction	-1300	0.42
12/13/2006	12/18/2006	Sell Transaction	-100	0.4
12/13/2006	12/18/2006	Sell Transaction	-8700	0.42
12/13/2006	12/18/2006	Buy Transaction	8700	0.42
12/13/2006	12/18/2006	Sell Transaction	-1300	0.4
12/13/2006	12/18/2006	Buy Transaction	1300	0.4
12/13/2006	12/18/2006	Sell Transaction	-4350	0.4
12/13/2006	12/18/2006	Buy Transaction	100	0.42
12/13/2006	12/18/2006	Buy Transaction	200	0.42
12/13/2006	12/18/2006	Buy Transaction	65	0.43
12/13/2006	12/18/2006	Buy Transaction	4935	0.43
12/13/2006	12/18/2006	Buy Transaction	3750	0.43
12/13/2006	12/18/2006	Sell Transaction	-650	0.42
12/13/2006	12/18/2006	Buy Transaction	7250	0.407448
12/13/2006	12/18/2006	Sell Transaction	-6300	0.427936
12/13/2006	12/18/2006	Sell Transaction	-2365	0.429154
12/14/2006	12/19/2006	Buy Transaction	4000	0.4075
12/14/2006	12/19/2006	Sell Transaction	-1000	0.4
12/14/2006	12/19/2006	Buy Transaction	4000	0.41
12/14/2006	12/19/2006	Sell Transaction	-4000	0.41
12/14/2006	12/19/2006	Buy Transaction	1000	0.4
12/14/2006	12/19/2006	Sell Transaction	-4000	0.4075
12/15/2006	12/20/2006	Sell Transaction	-1500	0.41
12/15/2006	12/20/2006	Sell Transaction	-100	0.41
12/15/2006	12/20/2006	Sell Transaction	-3555	0.4
12/15/2006	12/20/2006	Sell Transaction	-2000	0.41
12/15/2006	12/20/2006	Sell Transaction	-250	0.4
12/15/2006	12/20/2006	Sell Transaction	-800	0.4
12/15/2006	12/20/2006	Sell Transaction	-1000	0.4
12/15/2006	12/20/2006	Sell Transaction	-1200	0.41
12/15/2006	12/20/2006	Sell Transaction	-2000	0.41
12/15/2006	12/20/2006	Sell Transaction	-2625	0.4
12/15/2006	12/20/2006	Buy Transaction	150	0.4
12/15/2006	12/20/2006	Sell Transaction	-150	0.4
12/15/2006	12/20/2006	Sell Transaction	-1000	0.4
12/15/2006	12/20/2006	Buy Transaction	10830	0.401477
12/15/2006	12/20/2006	Buy Transaction	5300	0.41
12/18/2006	12/21/2006	Buy Transaction	3000	0.42
12/18/2006	12/21/2006	Buy Transaction	3500	0.43
12/18/2006	12/21/2006	Buy Transaction	6400	0.43
12/18/2006	12/21/2006	Buy Transaction	3500	0.43
12/18/2006	12/21/2006	Buy Transaction	100	0.43
12/18/2006	12/21/2006	Buy Transaction	1200	0.41

12/18/2006	12/21/2006	Sell Transaction	-1500	0.46
12/18/2006	12/21/2006	Sell Transaction	-500	0.46
12/18/2006	12/21/2006	Buy Transaction	800	0.47
12/18/2006	12/21/2006	Buy Transaction	5000	0.47
12/18/2006	12/21/2006	Buy Transaction	4100	0.47
12/18/2006	12/21/2006	Buy Transaction	100	0.47
12/18/2006	12/21/2006	Buy Transaction	2000	0.48
12/18/2006	12/21/2006	Sell Transaction	-200	0.45
12/18/2006	12/21/2006	Sell Transaction	-4000	0.49
12/18/2006	12/21/2006	Sell Transaction	-200	0.45
12/18/2006	12/21/2006	Buy Transaction	100	0.49
12/18/2006	12/21/2006	Buy Transaction	1000	0.49
12/18/2006	12/21/2006	Buy Transaction	100	0.49
12/18/2006	12/21/2006	Buy Transaction	800	0.49
12/18/2006	12/21/2006	Sell Transaction	-6200	0.437419
12/18/2006	12/21/2006	Buy Transaction	5500	0.481818
12/18/2006	12/21/2006	Sell Transaction	-25500	0.450392
12/19/2006	12/22/2006	Sell Transaction	-200	0.5
12/19/2006	12/22/2006	Buy Transaction	200	0.5
12/19/2006	12/22/2006	Buy Transaction	900	0.57
12/19/2006	12/22/2006	Buy Transaction	100	0.57
12/19/2006	12/22/2006	Sell Transaction	-700	0.62
12/19/2006	12/22/2006	Sell Transaction	-40	0.62
12/19/2006	12/22/2006	Buy Transaction	1660	0.66
12/19/2006	12/22/2006	Buy Transaction	7800	0.65
12/19/2006	12/22/2006	Buy Transaction	900	0.64
12/19/2006	12/22/2006	Buy Transaction	15000	0.65
12/19/2006	12/22/2006	Sell Transaction	-900	0.58
12/19/2006	12/22/2006	Buy Transaction	3000	0.6
12/19/2006	12/22/2006	Buy Transaction	25000	0.62
12/19/2006	12/22/2006	Sell Transaction	-1200	0.61
12/19/2006	12/22/2006	Sell Transaction	-3400	0.61
12/19/2006	12/22/2006	Sell Transaction	-1700	0.61
12/19/2006	12/22/2006	Sell Transaction	-1700	0.61
12/19/2006	12/22/2006	Buy Transaction	10000	0.64
12/19/2006	12/22/2006	Buy Transaction	7200	0.65
12/19/2006	12/22/2006	Buy Transaction	1400	0.65
12/19/2006	12/22/2006	Buy Transaction	1400	0.65
12/19/2006	12/22/2006	Sell Transaction	-400	0.62
12/19/2006	12/22/2006	Buy Transaction	2500	0.62
12/19/2006	12/22/2006	Sell Transaction	-340	0.66
12/19/2006	12/22/2006	Buy Transaction	340	0.66
12/19/2006	12/22/2006	Sell Transaction	-1500	0.64
12/19/2006	12/22/2006	Buy Transaction	200	0.63
12/19/2006	12/22/2006	Sell Transaction	-1000	0.62
12/19/2006	12/22/2006	Sell Transaction	-3900	0.6
12/19/2006	12/22/2006	Buy Transaction	900	0.6
12/19/2006	12/22/2006	Buy Transaction	100	0.6
12/19/2006	12/22/2006	Buy Transaction	10	0.63
12/19/2006	12/22/2006	Buy Transaction	1000	0.63
12/19/2006	12/22/2006	Buy Transaction	900	0.62
12/19/2006	12/22/2006	Sell Transaction	-800	0.6
12/19/2006	12/22/2006	Buy Transaction	1500	0.61
12/19/2006	12/22/2006	Buy Transaction	1100	0.62
12/19/2006	12/22/2006	Buy Transaction	100	0.63

12/19/2006	12/22/2006	Buy Transaction	100	0.63
12/19/2006	12/22/2006	Buy Transaction	1000	0.61
12/19/2006	12/22/2006	Buy Transaction	4590	0.63
12/19/2006	12/22/2006	Sell Transaction	-100	0.64
12/19/2006	12/22/2006	Buy Transaction	750	0.64
12/19/2006	12/22/2006	Sell Transaction	-750	0.64
12/19/2006	12/22/2006	Sell Transaction	-1000	0.64
12/19/2006	12/22/2006	Buy Transaction	100	0.66
12/19/2006	12/22/2006	Buy Transaction	100	0.66
12/19/2006	12/22/2006	Buy Transaction	9800	0.606734
12/19/2006	12/22/2006	Sell Transaction	-60300	0.62859
12/19/2006	12/22/2006	Buy Transaction	7500	0.614667
12/20/2006	12/26/2006	Buy Transaction	6000	0.64
12/20/2006	12/26/2006	Sell Transaction	-200	0.63
12/20/2006	12/26/2006	Sell Transaction	-200	0.63
12/20/2006	12/26/2006	Sell Transaction	-200	0.63
12/20/2006	12/26/2006	Sell Transaction	-900	0.56
12/20/2006	12/26/2006	Sell Transaction	-300	0.56
12/20/2006	12/26/2006	Buy Transaction	900	0.58
12/20/2006	12/26/2006	Sell Transaction	-500	0.59
12/20/2006	12/26/2006	Sell Transaction	-1000	0.56
12/20/2006	12/26/2006	Buy Transaction	100	0.58
12/20/2006	12/26/2006	Buy Transaction	1000	0.59
12/20/2006	12/26/2006	Buy Transaction	1600	0.575625
12/20/2006	12/26/2006	Sell Transaction	-400	0.595
12/20/2006	12/26/2006	Buy Transaction	400	0.5725
12/20/2006	12/26/2006	Sell Transaction	-200	0.59
12/20/2006	12/26/2006	Buy Transaction	2000	0.62
12/20/2006	12/26/2006	Buy Transaction	3000	0.62
12/20/2006	12/26/2006	Buy Transaction	2300	0.584782
12/20/2006	12/26/2006	Sell Transaction	-7000	0.631428
12/20/2006	12/26/2006	Sell Transaction	-3000	0.61
12/21/2006	12/27/2006	Sell Transaction	-55	0.55
12/21/2006	12/27/2006	Buy Transaction	1000	0.614
12/21/2006	12/27/2006	Buy Transaction	1000	0.59
12/21/2006	12/27/2006	Buy Transaction	1200	0.55
12/21/2006	12/27/2006	Sell Transaction	-100	0.6
12/21/2006	12/27/2006	Sell Transaction	-200	0.55
12/21/2006	12/27/2006	Buy Transaction	55	0.55
12/21/2006	12/27/2006	Buy Transaction	6600	0.59
12/21/2006	12/27/2006	Sell Transaction	-1500	0.6
12/21/2006	12/27/2006	Buy Transaction	1500	0.6
12/21/2006	12/27/2006	Sell Transaction	-995	0.58
12/21/2006	12/27/2006	Buy Transaction	995	0.58
12/21/2006	12/27/2006	Buy Transaction	1500	0.59133
12/21/2006	12/27/2006	Buy Transaction	3500	0.6
12/21/2006	12/27/2006	Buy Transaction	300	0.566666
12/21/2006	12/27/2006	Sell Transaction	-10100	0.593465
12/21/2006	12/27/2006	Sell Transaction	-4700	0.585319
12/22/2006	12/28/2006	Buy Transaction	2100	0.57619
12/22/2006	12/28/2006	Buy Transaction	27300	0.54
12/22/2006	12/28/2006	Buy Transaction	100	0.57
12/22/2006	12/28/2006	Sell Transaction	-100	0.55
12/22/2006	12/28/2006	Sell Transaction	-3800	0.55
12/22/2006	12/28/2006	Sell Transaction	-900	0.55

12/22/2006	12/28/2006	Sell Transaction	-100	0.55
12/22/2006	12/28/2006	Sell Transaction	-900	0.55
12/22/2006	12/28/2006	Buy Transaction	50	0.54
12/22/2006	12/28/2006	Sell Transaction	-500	0.56
12/22/2006	12/28/2006	Buy Transaction	500	0.56
12/22/2006	12/28/2006	Sell Transaction	-50	0.54
12/22/2006	12/28/2006	Sell Transaction	-100	0.57
12/22/2006	12/28/2006	Sell Transaction	-5000	0.55
12/22/2006	12/28/2006	Sell Transaction	-200	0.55
12/22/2006	12/28/2006	Sell Transaction	-200	0.56
12/22/2006	12/28/2006	Sell Transaction	-2602	0.57
12/22/2006	12/28/2006	Buy Transaction	1198	0.57
12/22/2006	12/28/2006	Sell Transaction	-1198	0.57
12/22/2006	12/28/2006	Buy Transaction	10800	0.55
12/22/2006	12/28/2006	Buy Transaction	200	0.55
12/22/2006	12/28/2006	Sell Transaction	-29600	0.542703
12/26/2006	12/29/2006	Buy Transaction	200	0.61
12/26/2006	12/29/2006	Sell Transaction	-250	0.61
12/26/2006	12/29/2006	Sell Transaction	-200	0.61
12/26/2006	12/29/2006	Buy Transaction	250	0.61
12/26/2006	12/29/2006	Sell Transaction	-2100	0.53
12/26/2006	12/29/2006	Sell Transaction	-300	0.53
12/26/2006	12/29/2006	Buy Transaction	100	0.5325
12/26/2006	12/29/2006	Buy Transaction	500	0.524
12/26/2006	12/29/2006	Sell Transaction	-130	0.54
12/26/2006	12/29/2006	Sell Transaction	-158	0.54
12/26/2006	12/29/2006	Sell Transaction	-4212	0.55
12/26/2006	12/29/2006	Buy Transaction	4212	0.55
12/26/2006	12/29/2006	Sell Transaction	-3700	0.5
12/26/2006	12/29/2006	Sell Transaction	-2000	0.5
12/26/2006	12/29/2006	Sell Transaction	-10000	0.5
12/26/2006	12/29/2006	Sell Transaction	-6100	0.5
12/26/2006	12/29/2006	Sell Transaction	-3900	0.5
12/26/2006	12/29/2006	Sell Transaction	-5000	0.51
12/26/2006	12/29/2006	Buy Transaction	3900	0.5
12/26/2006	12/29/2006	Buy Transaction	29030	0.504072
12/26/2006	12/29/2006	Sell Transaction	-500	0.524
12/27/2006	1/2/2007	Buy Transaction	100	0.5044
12/27/2006	1/2/2007	Buy Transaction	7000	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Buy Transaction	100	0.5
12/27/2006	1/2/2007	Sell Transaction	-2300	0.5
12/27/2006	1/2/2007	Buy Transaction	2300	0.5
12/27/2006	1/2/2007	Sell Transaction	-200	0.5
12/27/2006	1/2/2007	Sell Transaction	-3900	0.52
12/27/2006	1/2/2007	Buy Transaction	900	0.52
12/27/2006	1/2/2007	Sell Transaction	-100	0.52
12/27/2006	1/2/2007	Buy Transaction	100	0.52
12/27/2006	1/2/2007	Buy Transaction	137100	0.5
12/27/2006	1/2/2007	Sell Transaction	-88	0.5

12/27/2006	1/2/2007	Buy Transaction	400	0.5
12/27/2006	1/2/2007	Sell Transaction	-88	0.5
12/27/2006	1/2/2007	Buy Transaction	88	0.5
12/27/2006	1/2/2007	Buy Transaction	300	0.506666
12/27/2006	1/2/2007	Sell Transaction	-2088	0.509578
12/27/2006	1/2/2007	Buy Transaction	3988	0.519559
12/27/2006	1/2/2007	Sell Transaction	-144200	0.500014
12/28/2006	1/3/2007	Buy Transaction	100	0.5025
12/28/2006	1/3/2007	Buy Transaction	200	0.51
12/28/2006	1/3/2007	Buy Transaction	75	0.53
12/28/2006	1/3/2007	Sell Transaction	-1400	0.52
12/28/2006	1/3/2007	Sell Transaction	-600	0.52
12/28/2006	1/3/2007	Buy Transaction	200	0.51
12/28/2006	1/3/2007	Buy Transaction	13	0.51
12/28/2006	1/3/2007	Sell Transaction	-2000	0.51
12/28/2006	1/3/2007	Buy Transaction	37	0.51
12/28/2006	1/3/2007	Sell Transaction	-37	0.51
12/28/2006	1/3/2007	Buy Transaction	100	0.51
12/28/2006	1/3/2007	Buy Transaction	500	0.51
12/28/2006	1/3/2007	Buy Transaction	2600	0.512307
12/28/2006	1/3/2007	Sell Transaction	-1000	0.51
12/28/2006	1/3/2007	Buy Transaction	1400	0.52
12/29/2006	1/4/2007	Buy Transaction	1000	0.52
12/29/2006	1/4/2007	Sell Transaction	-300	0.52
12/29/2006	1/4/2007	Sell Transaction	-100	0.51
12/29/2006	1/4/2007	Sell Transaction	-1300	0.51
12/29/2006	1/4/2007	Buy Transaction	100	0.5
12/29/2006	1/4/2007	Sell Transaction	-100	0.5
12/29/2006	1/4/2007	Sell Transaction	-4900	0.5
12/29/2006	1/4/2007	Buy Transaction	5000	0.5
12/29/2006	1/4/2007	Buy Transaction	600	0.51
12/29/2006	1/4/2007	Sell Transaction	-600	0.51
12/29/2006	1/4/2007	Buy Transaction	9100	0.5
12/29/2006	1/4/2007	Buy Transaction	20000	0.5
12/29/2006	1/4/2007	Buy Transaction	10000	0.49219
12/29/2006	1/4/2007	Buy Transaction	100	0.5
12/29/2006	1/4/2007	Buy Transaction	40	0.49
12/29/2006	1/4/2007	Buy Transaction	1920	0.51
12/29/2006	1/4/2007	Sell Transaction	-1920	0.51
12/29/2006	1/4/2007	Sell Transaction	-40	0.49
12/29/2006	1/4/2007	Sell Transaction	-39300	0.498014
12/29/2006	1/4/2007	Buy Transaction	100	0.51
12/29/2006	1/4/2007	Buy Transaction	1400	0.509285
1/8/2007	1/11/2007	Buy Transaction	96	0.52
1/8/2007	1/11/2007	Buy Transaction	2500	0.52
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Sell Transaction	-96	0.52
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54

1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Buy Transaction	200	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Buy Transaction	300	0.54
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/8/2007	1/11/2007	Sell Transaction	-300	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.55
1/3/2007	1/8/2007	Sell Transaction	-1600	0.53
1/3/2007	1/8/2007	Sell Transaction	-400	0.53
1/3/2007	1/8/2007	Sell Transaction	-300	0.53
1/3/2007	1/8/2007	Sell Transaction	-300	0.53
1/3/2007	1/8/2007	Buy Transaction	1600	0.53
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-100	0.54
1/8/2007	1/11/2007	Sell Transaction	-200	0.54
1/4/2007	1/9/2007	Sell Transaction	-2000	0.55
1/4/2007	1/9/2007	Buy Transaction	2000	0.55
1/4/2007	1/9/2007	Sell Transaction	-1000	0.54
1/4/2007	1/9/2007	Sell Transaction	-900	0.52
1/4/2007	1/9/2007	Sell Transaction	-100	0.52
1/4/2007	1/9/2007	Buy Transaction	1000	0.52
1/4/2007	1/9/2007	Buy Transaction	1100	0.538182
1/8/2007	1/11/2007	Sell Transaction	-2500	0.52
1/5/2007	1/10/2007	Buy Transaction	4000	0.54
1/5/2007	1/10/2007	Sell Transaction	-4000	0.54
1/5/2007	1/10/2007	Sell Transaction	-1900	0.53
1/5/2007	1/10/2007	Sell Transaction	-100	0.53
1/5/2007	1/10/2007	Sell Transaction	-300	0.51
1/5/2007	1/10/2007	Sell Transaction	-300	0.51
1/5/2007	1/10/2007	Sell Transaction	-300	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Buy Transaction	300	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	300	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	300	0.51

1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	100	0.52
1/5/2007	1/10/2007	Sell Transaction	-300	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Sell Transaction	-200	0.51
1/5/2007	1/10/2007	Buy Transaction	300	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/5/2007	1/10/2007	Buy Transaction	200	0.51
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/5/2007	1/10/2007	Buy Transaction	2000	0.5295
1/8/2007	1/11/2007	Buy Transaction	100	0.54
1/9/2007	1/12/2007	Sell Transaction	-200	0.55
1/9/2007	1/12/2007	Buy Transaction	859	0.56
1/9/2007	1/12/2007	Sell Transaction	-859	0.56
1/9/2007	1/12/2007	Buy Transaction	100	0.55
1/9/2007	1/12/2007	Buy Transaction	7900	0.56
1/9/2007	1/12/2007	Buy Transaction	150	0.56
1/9/2007	1/12/2007	Buy Transaction	50	0.5401
1/9/2007	1/12/2007	Sell Transaction	-100	0.53
1/9/2007	1/12/2007	Buy Transaction	100	0.53
1/9/2007	1/12/2007	Sell Transaction	-7975	0.559812
1/9/2007	1/12/2007	Sell Transaction	-25	0.54
1/11/2007	1/16/2007	Sell Transaction	-33603	0.08125
1/11/2007	1/16/2007	Buy Transaction	262	8125
1/11/2007	1/16/2007	Sell Transaction	-262	8125
1/11/2007	1/16/2007	Buy Transaction	46875	0.08125
1/11/2007	1/16/2007	Sell Transaction	-46875	0.08125
1/11/2007	1/16/2007	Buy Transaction	33603	0.08125
1/11/2007	1/17/2007	Sell Transaction	-6000	103.5
1/11/2007	1/16/2007	Buy Transaction	9386	8125
1/11/2007	1/16/2007	Sell Transaction	-9386	8125
1/14/2007	1/16/2007	Sell Transaction	-200	0.47
1/14/2007	1/16/2007	Buy Transaction	200	0.47
1/11/2007	1/17/2007	Buy Transaction	6000	103.5
1/11/2007	1/16/2007	Sell Transaction	-2724407	0.47
1/11/2007	1/16/2007	Buy Transaction	2724407	0.47
1/16/2007	1/19/2007	Buy Transaction	1500000	0.57
1/17/2007	1/22/2007	Buy Transaction	1000000	0.7